Public Service Enterprise Group Incorporated
80 Park Plaza, Newark, New Jersey 07102-4194
Mailing Address: 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101

October 9, 2014

William H. Thompson, Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 1, 2014
File No. 1-09120

Dear Mr. Thompson:

In connection with your comment regarding the above referenced filings and consistent with our conversation with you on September 25, 2014 during which we discussed our request to extend filing our response until October 10, 2014, we offer the following response. For the convenience of the Staff of the Commission, we have reproduced the comment set forth in your letter dated September 15, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Note 8. Commitments and Contingent Liabilities, page 28

Regulatory Proceedings, page 34

1.	We note your disclosure that you discovered you had made certain incorrect calculations, recorded a charge to income for past errors based on your best estimate, and at this time you cannot estimate the amount or range of any additional losses. Regarding your reference to the charge to income for “past errors,” please tell us the periods impacted and your consideration of ASC 250.

Response:

Please note that the “past errors” referenced in our disclosure and described more fully herein relate to our bidding into the PJM Interconnection LLC (“PJM”) electricity markets in a manner that was inconsistent with PJM’s tariff requirements and related regulations, but did not result in errors in the Company’s financial statements, as defined in ASC 250, for any accounting period. A proceeding regarding this matter is pending before the Federal Energy Regulatory Commission (“FERC”). FERC has the broad authority to investigate this matter and to impose a range of consequences, including disgorgement of any profits, civil penalties and non-financial remedies. We cannot predict or reasonably estimate the ultimate impact associated with this matter as it will be resolved in the future through the regulatory process by FERC or ultimately by a court should the matter be litigated, and that outcome is not known to us at this time.

We concluded that ASC 250 was not relevant because the financial reporting process begins once PJM determines market revenues for all suppliers, and not when we submit offers to PJM. As described more fully below, our financial statements appropriately reflected PJM determined market revenues. As a result, we evaluated the potential consequence of these inconsistencies as a contingent liability under ASC 450. The charge to income recorded in the first quarter of 2014 for this contingent liability represented our estimate of the disgorgement of profits that it was probable would be required, based on our analysis of the regulatory exposure in relation to the facts known at the time, considered in consultation with outside counsel.

PJM Market Rules and Requirements

We sell electricity into the PJM Interconnection LLC (“PJM”) energy and capacity markets pursuant to the Market Based Rate Authorization granted to us by FERC. Our authorization from FERC, and accompanying FERC regulations require that we participate in these energy and capacity markets in accordance with PJM’s tariff. In accordance with its tariffs and technical manuals, PJM determines which generation units it will dispatch to operate and produce electricity, and determines the payment that these generators will receive for their sales of electricity. These tariff requirements and related technical manuals require the submission and, when required, the updating of certain estimated cost and quantity data in a specified manner as part of PJM’s regulated electricity market construct.

Specifically, PJM’s technical manuals set forth the parameters to be used when market participants calculate the prices at which they are prepared to generate and sell energy (“bids”). The components of the bids are market fuel prices, unit efficiency, estimated variable operation and maintenance costs and “other fuel-related costs.” PJM sets forth in its technical manuals the methods for calculating each of these components. As noted above, in the first quarter of 2014 we discovered that the calculations for certain components of the bids for our New Jersey fossil fuel powered generating units were inconsistent with PJM’s technical requirements.

As further disclosed in our Form 10-Q for the Quarterly Period Ended June 30, 2014, upon discovery of this issue, we retained outside counsel and initiated an extensive internal factual investigation into the matter, including an assessment of all inputs into our bids submitted to PJM. During the second quarter of 2014, our investigation identified additional components of the bids that were inconsistent with PJM’s technical requirements, as well as differences in the quantities offered into the energy market for our fossil peaking units from the amounts for which we were compensated in the capacity markets for those units. We informed FERC of these additional issues. On September 2, 2014, FERC staff verbally informed us that they have initiated a preliminary, nonpublic staff investigation into the matter.

Consideration of ASC 250

Under ASC 250-10-20, an error in previously issued financial statements is defined as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (“GAAP”), or oversight or misuse of facts that existed at the time the financial statements were prepared.”

We do not believe the issues described above constitute accounting errors under this definition. As part of our consideration of ASC 250, we reviewed our revenue recognition policy and the related guidance under ASC 605 and SAB Topic 13. ASC 605-10-25-1 generally states that revenue is not recognized until it is realized or realizable and earned. Under SAB Topic 13, revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonably assured.

Under our accounting policy, energy revenue is recognized in the month of delivery to the grid controlled by PJM based upon the actual amount of energy delivered into the market at the market price determined by PJM based upon bids from all market participants. We believe this policy complies with SAB Topic 13 and GAAP since:

•	The weekly invoices PJM issues to us and the related PJM tariff and related agreements meet the requirement of “persuasive evidence of an arrangement.”

•	We recognize revenue in the month that delivery has occurred to the grid controlled by PJM and energy is not subject to a right of return. Further, PJM takes title to the energy delivered.

•	PJM sets the market price for energy delivered to the grid based upon bids submitted by all market participants. PJM then invoices and pays market participants who have delivered energy to the grid on a weekly basis based upon the market price for energy PJM has determined. We believe this regulatory construct meets the requirement of a fixed or determinable price.

•	PJM invoices and pays market participants on a weekly basis for the energy they have delivered. Collectability of amounts due from PJM is “reasonably assured.”

Based on these facts, we believe that all of the revenue recognition criteria have been met and no errors existed in our historical financial statements. While FERC has the authority to impose a range of consequences, including disgorgement of any profits, civil penalties and non-financial remedies, our prior period revenue was appropriately recognized based on our contractual relationship with PJM and settled transactions for which delivery of the product had occurred and payment was received. Accordingly, we concluded ASC 450 was the appropriate accounting guidance to use in determining the proper accounting and disclosures related to this matter.

Contingent Liability Analysis under ASC 450

ASC 450-20 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” ASC 450-20 then requires the accrual of a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. This matter surrounding our bidding into the PJM electricity markets will be resolved in the future through the regulatory process by FERC or ultimately by a court should the matter be litigated, and that outcome is not known to us at this time.

In the first quarter of 2014, upon discovery and subsequent internal investigation of the matter described above, we concluded that it was probable that a liability had been incurred. As previously noted, we recorded the charge to income in the first quarter, which represented our estimate of the potential disgorgement of profits that it was probable would be required, based on our analysis of the probable regulatory exposure in relation to the facts known at the time, considered in consultation with outside counsel. This estimate was calculated in reference to the period from March 2012 to March 2014, based on facts known at the time. As our investigation proceeded through the second quarter, we identified additional instances of inconsistency with PJM’s technical requirements but also certain previously unidentified mitigating factors. The combined effect of this new information is not clear, and in consideration of these developments, we concluded that the entirety of the amount of any probable loss could not be reasonably estimated. It is possible that we will incur additional losses, and that such losses may be material, but we cannot at the current time estimate the amount or range of any additional losses. We believe our accounting and disclosure meet the requirements set forth in ASC 450 and will provide the appropriate updates in future filings as the matter proceeds at FERC.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

If the Commission has any question regarding this letter, please contact the undersigned at 973-430-6424 or Stuart.Black@pseg.com.

Respectfully submitted,

/s/ Stuart J. Black

Stuart J. Black
Vice President and Controller
Public Service Enterprise Group Incorporated